August 28, 2025

James Bianco
Chief Executive Officer
TuHURA Biosciences, Inc.
10500 University Center Drive, Suite 110
Tampa, FL 33612

       Re: TuHURA Biosciences, Inc.
           Registration Statement on Form S-1
           Response dated August 25, 2025
           File No. 333-289532
Dear James Bianco:

       We have reviewed your August 25, 2025 response to our comment letter and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We have evaluated your response and continue to note that the $3.7 million tranche is required to be purchased and funded on or before December 31, 2025. Please expand the analysis in your response to address how this would comply with the portion of Securities Act Sections Compliance and Disclosure Interpretations Question 139.11
       which indicates that the closing of the private placement of the unissued securities must occur within a "short time" after the effectiveness of the resale registration statement. If the closing of this tranche will not occur within a short time after the anticipated effectiveness of this registration statement, please revise your registration statement as appropriate.
 August 28, 2025
Page 2

       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Curt P. Creely, Esq.